Exhibit 9

YSL & Associates LLC

March 17, 2023

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-7561

Re: Resignation as Independent Auditor for Regulation A+ Offering of Ohanae Inc.

Dear Sir/Madam,

We are writing to confirm our resignation as independent auditor for the Regulation A+ offering of Ohanae Inc. for the year ended December 31, 2022. As required by SEC regulations, we are providing this letter to the SEC.

We made the decision to resign due to a shortage of staff for the job.

We have informed Ohanae Inc. of any material issues or concerns regarding the audit of their financial statements that we are aware of and have provided them with a copy of this letter. They have provided us a copy of the Form 1-U that reports the change of auditor and we agree with the statements made in response to that item insofar as they relate to our firm based on the information available to us for the audit services for the years ended December 31, 2021 and 2020. We didn’t perform any audit services after we issued our audited report dated March 8, 2022.

We confirm that we have no disagreements with Ohanae Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

If you have any questions or require further information, please do not hesitate to contact us.

Very truly yours,

____________________

YSL & ASSOCIATES LLC